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                                                           OMB APPROVAL
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                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Ion Beam Applications s.a.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     Chemin du Cyclotron, 3
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                                    (Street)

     B-1348 Louvain-la-Neuve, Belgium
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     SteriGenics International, Inc. (STER)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     July, 1999

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           7/16/99       S               751,300     D      (1)      0              D
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Common Stock and associated
rights to purchase Series A
Junior Participating
Preferred Stock                        7/20/99      J(1)             7,241,037   A      (1)      7,241,037      I         (1)
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====================================================================================================================================

Explanation of Responses:

(1) Pursuant to that certain Merger Agreement, dated as of June 10, 1999, among Ion Beam Applications s.a. (the "Reporting Person"), Ion Beam Applications G.P. ("IBA GP"), IBA Acquisition Corp. ("Acquisition") and SteriGenics International, Inc. ("SteriGenics"), following Acquisition's acquisition by a tender offer, which expired on July 16, 1999, of approximately 98.2% of the issued and outstanding Common Stock and associated rights to purchase Series A Junior Participating Preferred Stock (collectively, the "Shares") for $27.00 per Share, as reported on Acquisition's Form 3 dated July 28, 1999, Acquisition was merged with and into SteriGenics as of July 20, 1999, and Acquisition ceased to exist as a separate corporate entity.

     Following the merger of Acquisition with and into SteriGenics, in accordance with the General Corporation Law of Delaware, all of the issued and outstanding Shares of SteriGenics are held by IBA GP, the sole stockholder of SteriGenics and a Delaware general partnership, of which the Reporting Person is the General Partner.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 1 of 3
                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================




ION BEAM APPLICATIONS S.A.

By:   /s/ Pierre Mottet                                       August 9, 1999
   ------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Pierre Mottet,
        Chief Executive Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                     Page 2 of 3
                                                                 SEC 1474 (7-97)

                             Joint Filer Information

Name:             Ion Beam Applications G.P.

Address:          Chemin du Cyclotron, 3
                  B-1348 Louvain-la-Neuve, Belgium

Designated Filer: Ion Beam Applications s.a.

Issuer and
Ticker Symbol:    SteriGenics International, Inc. (STER)

Statement for
Month/Year:       July, 1999

Signature:        ION BEAM APPLICATIONS G.P.
                  By:  ION BEAM APPLICATIONS s.a.,
                        Its General Partner


                  By:  /s/ Pierre Mottet
                       --------------------------------------
                       Pierre Mottet, Chief Executive Officer


                                                                     Page 3 of 3